Cheniere Energy, Inc.	April 25, 2025
845 Texas Avenue, Suite 1250
Houston, TX 77002
Phone: (713) 375-5000
Fax: (713) 375-6000
Cheniere.com

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Ms. Lily Dang and Mr. Gus Rodriguez

Re:	Cheniere Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2024
Filed February 20, 2025
File No. 001-16383

Dear Ms. Dang and Mr. Rodriguez:

Set forth below are the responses of Cheniere Energy, Inc. (“Cheniere”, “we”, “us”, “our”, or the “Company”), a Delaware corporation, to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated April 11, 2025, with respect to our Form 10-K for the Fiscal Year ended December 31, 2024, as filed on February 20, 2025 (the “10-K”) (File No. 001-16383). For the Staff’s convenience, our response is preceded by the text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the 10-K.
Form 10-K for the Fiscal Year ended December 31, 2024
Business and Properties, page 5

1)We note your disclosures on pages 6 and 60 regarding expansion projects for additional liquefaction capacity at your SPL Project and CCL Project, indicating that you have begun commercialization, although also indicating development of these and other projects, including infrastructure projects, depend on obtaining acceptable commercial and financing arrangements before a final investment decision (FID) can be made. We also note that you have various disclosures regarding the Corpus Christi Stage 3 Project, including the status and risks of possible cost overruns, as appear on pages 7, 22 and 44, although without the associated financial details.

Please expand your disclosures within MD&A to discuss the estimated costs of the projects, timeframes necessary to complete the projects and to assess viability for those on which an FID has not occurred. Please discuss the current status of each material project, stages within the projects, extent to which financing has been secured, nature of activities yet to complete, and implications of any material uncertainties to comply with Item 303(a) and (b)(1) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company’s long-term capital allocation plan is designed to invest in accretive organic growth, subject to disciplined capital investment parameters. Final investment decisions (“FID”) on growth projects contemplate a project’s technical and economic viability, including consideration to the receipt of necessary authorizations and permits; the anticipated availability of liquidity and capital resources to construct, commission, and operate the project; technical feasibility and risk-based assessment of the project; and financial viability of the project based on securing the necessary commercial contracts to underpin investment and long-term value creation for our shareholders and other stakeholders. FID is ultimately overseen by our Board of Directors to ensure decisions align with the Company's strategic goals and shareholder value, with pre-FID project development lifecycles and post-FID construction each representing a multi-year assessment and execution process by the Company.

Responsive to the Staff’s comment, in future filings, we intend to consolidate and clarify disclosure regarding the status of defined projects under development for which an FID has not yet been made as follows (with the underlined text marking new or consolidated existing disclosure):

Disciplined Accretive Growth

Our capital allocation plan is designed, in part, to invest in financially disciplined growth accretive to our common stock. Capital investment parameters are the foundation of our disciplined, accretive growth, and include consideration to:

•Achieving value accretive returns through long-term commercial contracts: We aim to contract approximately 80-90% of our current and planned liquefaction capacity under long-term SPAs and IPM agreements with creditworthy counterparties under the pricing structures described in [Overview], with targeted unlevered returns that exceed our cost of equity and return on stock at prevailing stock prices.
Our success in securing long-term commercial contracts at desired returns is influenced by global LNG and natural gas market conditions and other uncertainties described in the risk factors of our annual report on Form 10-K for the fiscal year ended December 31, 2024.
•Achieving credit accretive returns: We aim to conservatively fund our projects through financing structures that sustain our long-term, run-rate leverage and credit metrics.
Our ability to secure the required financing is influenced by market interest rates and other factors described in the risk factors of our annual report on Form 10-K for the fiscal year ended December 31, 2024.
The Company is currently developing expansions adjacent to the CCL Project and SPL Project, with an expected production capacity of approximately 3 mtpa of LNG (the “CCL Midscale Trains 8 & 9 Project”) and total production capacity of up to approximately 20 mtpa of LNG, inclusive of estimated debottlenecking opportunities (the “SPL Expansion Project”), respectively. The development of such projects requires, among other things, regulatory approvals and acceptable commercial and financing arrangements before we make a positive FID. Risks associated with cost overruns and delays in the completion of our expansion projects, including the Corpus Christi Stage 3 Project, are described in the risk factors of our annual report on Form 10-K for the fiscal year ended December 31, 2024.

The following summarizes pre-FID development efforts and certain key milestones associated with the CCL Midscale Trains 8 & 9 Project and SPL Expansion Project:

		CCL Midscale Trains 8 & 9 Project	SPL Expansion Project
	Expected total production capacity of LNG (1)	~ 3 mtpa	Up to ~ 20 mtpa

Milestone
Regulatory (2)	FERC authorizations:
	Positive environmental assessment	✓	Pending
	Order under Section 3 of NGA	✓	Pending
Certification to commence construction
DOE export authorization:
	FTA countries	✓	✓
	Non-FTA countries	Pending	Pending

Financing	Financing (3)

Commercialization	Definitive commercial agreements (4)	In process	In process
Definitive full-scope EPC contract

Critical Milestone	Target FID (5)	2025	2026/2027

✓ indicates receipt of authorization, subject to ongoing conditionality

(1)Anticipated based on capacity, scale, location and infrastructure. Subject to regulatory review and approval and may change based on design considerations, engagement with contractors, and other factors. Subject to adjustment for planned maintenance, production reliability, potential overdesign and debottlenecking opportunities.
(2)Our activities, including our expansion activities, are highly regulated, and require regulatory approvals at various stages, including approvals of the FERC and DOE under Sections 3 and 7 of the NGA, as well as several other material governmental and regulatory approvals and permits. The progression of our expansion projects is dependent on receiving all regulatory approvals required within the respective stages. See our annual report on Form 10-K for the fiscal year ended December 31, 2024 for further discussion of the regulations under federal, state and local statutes, rules, regulations and laws to which we are subject and associated risks factors relating to regulations.
(3)We anticipate drawing on current committed facilities and/or incurring additional debt to finance the construction of the CCL Midscale Trains 8 & 9 Project and the SPL Expansion Project, if we reach a positive FID.
(4)Liquefaction capacity and natural gas supply partially contracted by Cheniere Marketing and SPL Stage V through SPA or IPM agreements conditioned on additional liquefaction capacity beyond what is currently in construction or operation. We believe we have secured sufficient commercial SPAs and/or IPM agreements to support the construction of the CCL Midscale Trains 8 & 9 Project, subject to relevant conditions precedent, review of project economics, and assignment or novation of such agreements to the project entity.
(5)Potentially subject to phased FID. Any positive FID is subject to achievement of or consideration to relevant milestones and capital investment parameters described herein.

We believe such disclosure consolidates decision-useful information for stakeholders while conforming to requirements set forth in Item 303(a) and (b)(1) of Regulation S-K.

We acknowledge the Staff’s request for expansion of the disclosures within MD&A to include the estimated costs of the projects. As we have not yet executed a full-scope engineering, procurement and construction (“EPC”) contract for either the CCL Midscale Trains 8 & 9 Project or SPL Expansion Project, we respectfully submit, pursuant to Item 303(b)(1) of Regulation S-K, that the Company has no material cash requirements for disclosure. In addition, we are currently not positioned to provide a meaningful, accurate, and reliable estimate as to the terms and conditions of any potential agreements and the estimated costs. Subject to execution of an EPC contract, consistent with our historic disclosure, we intend to disclose such contractual commitment.

As set forth on pages 7, 22 and 44 of the 10-K, we have disclosed both the status and risk of possible cost overruns with respect to the Corpus Christi Stage 3 Project, in which a positive FID was reached in 2022, and construction efforts are ongoing. We have entered into a fixed price, lump sum turnkey contract for engineering, procurement, and construction of the Corpus Christi Stage 3 Project, in which our contractor charges a fixed price and primarily bears project cost, schedule, and performance risks unless certain specified events under our direction or control occur that require our contractor to cause us to enter into a change order, or we agree with our contractor to a change order. Such fixed price structures limit our exposure to future price volatility, particularly to commodity prices and direct labor costs. As disclosed on page 22 of the 10-K, historically we have not experienced cost overruns or construction delays that have had a significant adverse impact on our operations for our existing infrastructure investment, including in conjunction with the ultimate achievement of substantial completion of the first train of the Corpus Christi Stage 3 Project in March 2025. In addition, we have not identified likely cost overruns across the remaining Corpus Christi Stage 3 Project infrastructure currently under construction. However, factors giving rise to cost overruns or construction delays in the future may be outside of our control and could have a material adverse effect on our current or future business, contracts, financial condition, operating results, cash flow, liquidity, and prospects, as we have disclosed on page 22 of the 10-K. Pursuant to disclosure requirements set forth in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 440-10-50 and Items 105, 303(a), and 303(b)(1) of Regulation S-K, we have disclosed potential risk factors associated with future spend (pages 18-19 of the 10-K) and construction activities (page 23 of the 10-K), while also discussing (i) construction status (pages 8 and 44 of the 10-K), (ii) material uses of cash for construction-related activities (pages 44 and 47 of the 10-K), (iii) remaining contractual or known commitments (pages 43 and 91 of the 10-K), and (iv) available liquidity to support construction-related activities (pages 40, 43, and 79-80 of the 10-K).

Note 2 – Summary of Significant Accounting Policies, page 60
Revenue Recognition, page 61
2)We note that you mention principal versus agent considerations in your revenue recognition accounting policy on page 62 and the gross versus net reporting conventions that are correlated with your assessments, although it is unclear whether you have any material recurring transactions where your role is limited or unclear.

Please clarify the extent to which you have material arrangements that are being reported on a net basis, or on a gross basis and that involve significant judgment in making a determination, based on the guidance in FASB ASC 606-10-55-36 to 55-40, and if so please identify and discuss the subjective areas of application, and how these types of arrangements were considered in formulating your disaggregated revenue disclosure based on the guidance in FASB ASC 606-10-50-5.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company had no material revenue arrangements reported on a net basis, and we have not identified matters involving significant judgment in our determination that revenue from contracts with customers should be reported on a gross basis.

Likewise, we respectfully advise the Staff that the Company believes its disclosure in Note 12 – Revenues in the 10-K, complies with the disaggregated revenue disclosure requirements set forth in FASB ASC 606-10-50-5 and -55-89 through -55-91.

We note the Staff’s reference to the Company’s disclosure in Note 2 – Summary of Significant Accounting Policies (Revenue Recognition) in the 10-K that “we assess whether we are the principal or the agent in the arrangement. Arrangements where we have concluded that we act as a principal are presented within our Consolidated Statements of Operations on a gross basis, and arrangements where we have concluded that we act as an agent are presented within our Consolidated Statements of Operations on a net basis.”

Pursuant to the requirements set forth in FASB ASC 235-10-50-3 and in conformity with FASB ASC 606-10-55-36 through -55-40, the intent of our disclosure was to describe the accounting principles applied by the Company rather than limit solely to the material judgments as to the appropriateness of principles relating to recognition of revenue.

However, responsive to the Staff’s comment, we intend to modify prospective disclosure to clarify the absence or extent of material arrangements reported on a net basis, with conforming disclosure changes to the extent of material arrangements reported on a net basis or significant judgments thereto.

We hope that the foregoing has been responsive to the Staff’s comments, and we appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our response, please feel free to contact me at (713) 375-5712.

Sincerely,
/s/ David Slack

David Slack
Senior Vice President and Chief Accounting Officer

cc:	Jack A. Fusco, Cheniere Energy, Inc.
Zach Davis, Cheniere Energy, Inc.
Sean Markowitz, Cheniere Energy, Inc.
George J. Vlahakos, Sidley Austin LLP
Sonia G. Barros, Sidley Austin LLP